

Mail Stop 4561

February 3, 2017

Gianni Arcaini
Chief Executive Officer
Duos Technologies Group, Inc.
6622 Southpoint Drive S., Suite 310
Jacksonville, Florida 32216

      Re: Duos Technologies Group, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed January 20, 2017
            File No. 000-55497

Dear Mr. Arcaini:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel
                    Office of Information Technologies
                    and Services

cc: Lawrence Metelitsa, Esq.
       Lucosky Brookman